Form 40-F/A
period 2008-12-31
OPTI CANADA INC
filed 2009-06-04
CIK 1177446

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A
(Amendment No. 1)

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

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

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  195,929,526

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

Yes ☒                                No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.

Yes ☐                               No ☒

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

FORM 40-F/A
Explanatory Note

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 40-F (the “Original Filing”) of OPTI Canada Inc. (the “Company”) for the fiscal year ended December 31, 2008 is being filed for the purpose of filing audited financial statements of the Company for the year ended December 31, 2008, including the auditors’ report with respect thereto, that reflect changes resulting from the revision of previously filed audited financial statements included in the Original Filing.  In addition, the Company is including in this Amendment its revised Management’s Discussion and Analysis and is revising and restating its US GAAP reconciliation note in its financial statements as at December 31, 2008 and 2007 and for the years then ended.

The Amendment reflects the retroactive application of the change in accounting policy under Canadian GAAP as described in note 2(p)(iii) to financial statements filed June 3, 2009 on this Form 40-F/A. This application impacts the previously reported differences between Canadian GAAP and US GAAP as at December 31, 2008 and 2007 and for the years then ended and therefore the US GAAP reconciliation has been revised accordingly. Furthermore, as a result of performing a detailed review of capitalized costs that no longer qualify for capitalization upon the retroactive application of CICA handbook section 3064, the Company has restated certain previously reported differences between Canadian GAAP and US GAAP. Specifically, OPTI has determined that for US GAAP purposes, the Company’s petroleum and natural gas assets should be considered substantially complete and ready for its intended use effective July 1, 2008, which is consistent with the “commencement of operations” date under Canadian GAAP. Previously, OPTI had used a date for US GAAP purposes of January 1, 2007.

The impact of this restatement with respect to the US GAAP reconciliation is described more fully in note 14 of  the financial statements filed on form 40-F/A with the U.S. Securities and Exchange Commission.

Other than as expressly set forth above, this Amendment to the original filing does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

Principal Documents
                The following documents have been filed as part of this Amendment No. 1 to the Annual Report on Form 40-F, beginning on the following page:

(a)   Revised Management’s Discussion and Analysis for the fiscal year ended December 31, 2008; and
(b)   Revised and Restated Consolidated Financial Statements for the fiscal year ended December 31, 2008 (Note 15 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40 – F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended

December 31, 2008

Revised (Retroactive change in accounting policy)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A) dated February 24, 2009 should be read in conjunction with the audited financial statements for the year ended December 31, 2008.  OPTI Canada Inc. (OPTI) is filing this revised MD&A and its 2008 revised  financial statements to reflect the adoption of CICA Handbook section 3064 "Goodwill and Intangible Assets".  The effects of that standard on the previously filed MD&A and financial statements are as outlined in Note 2 to the revised financial statements.  The restatements would have been required at the 2009 year end and these filings are to comply with regulatory requirements.

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

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

FINANCIAL SUMMARY

In millions	Years ended December 31
	2008 (as revised)		2007 (as revised)	2006 (as revised)
Earnings (loss)	$(477	)(1)	$151	$(35)
Total oil sands expenditures (2)	706		961	1,056
Working capital (deficiency) (3)	(25)		271	554
Shareholders’ equity	$1,471		$1,951	$1,418
Common shares outstanding (basic)	195.9	(4)	195.4	172.7

Notes:
(1) Includes $369 million pre-tax asset impairment provision related to working interest sale to Nexen.
(2) Capital expenditures related to Phase 1 and future phase development. Capitalized interest and non-cash additions or charges are excluded.
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

•	Debt to capitalization ratio was increased to 70 percent from 65 percent, also as defined in Note 10 to the audited financial statements for the year ended December 31, 2008; and
•	The Canadian measurement of our U.S.-dollar-denominated debt was changed from a period-end exchange rate to an average rate for the preceding quarter.

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

Resources
In addition to estimating our reserves, McDaniel has estimated bitumen resources on all of OPTI’s lands including the Long Lake, Leismer and Cottonwood leases.  A summary of the additional resource estimates as at December 31, 2008, on a 50 percent working interest basis prior to taking into account the 15 percent working interest sale, is shown below:

2008 (prior to the sale of the 15 percent working interest)
All volumes are millions of barrels	Raw Bitumen (1)
Remainder of Long Lake leases (2)	363
Leismer (2)	954
Cottonwood (3)	717
Total	2,034

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

In millions	Year ended 2008 (as revised)	Year ended 2007 (as revised)	Year ended 2006 (as revised)
Long Lake Project - Phase 1
Upgrader	$285	$529	$476
SAGD	195	282	440
Sustaining capital and capitalized operations	92	54	-
Total Long Lake Project	572	865	916
Other oil sands activities	134	96	140
Total oil sands expenditures	706	961	1,056
Capitalized interest	139	130	47
Other capital expenditures	45	17	6
Total cash expenditures	890	1,108	1,109
Non-cash capital charges	11	1	15
Total capital expenditures	$901	$1,109	$1,124

For the year ended December 31, 2008, we incurred capital expenditures of $901 million. Phase 1 expenditures related to Upgrader and SAGD were primarily related to the completion of construction, commissioning and start-up of the Upgrader, and ongoing construction of the steam expansion project. Sustaining capital in 2008 related primarily to the installation of electric submersible pumps on some of our wells and engineering and resource delineation for future Phase 1 well pads.

We capitalized our share of the net SAGD operations until July 1, 2008, resulting in a net cost of $43 million.  The SAGD operating results during the first half of the year were comprised of Premium Synthetic Heavy (PSH) sales of $81 million, power sales of $8 million, operating costs of $58 million, diluent and feedstock volumes consumed costs of $71 million and transportation costs of $3 million. These operating results reflect early stage SAGD operations and initial reservoir steaming during the first half of 2008 and as a result we did not achieve significant revenue from bitumen production during this period.

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

Capitalized interest includes interest of $126 million on our senior secured notes (Notes) and $13 million with respect to our revolving credit facilities. The other capital expenditures of $45 million in the period related primarily to $30 million on corporate assets and $15 million for costs associated with the working interest sale to Nexen.

RESULTS OF OPERATIONS
Year Ended December 31, 2008

In millions	2008 (as revised)	2007 (as revised)	2006 (as revised)
Total Revenue	$204	$13	$10
Expenses
Operating expenses	84	-
Diluent and feedstock purchases	165	-
Transportation	8	-
Interest expense	39	-
Impairment related to asset sale	369	-	-
General and administrative	18	14	10
Depletion, depreciation and accretion	17	2	22
Financing charges	1	12	-
Realized gain on hedging instruments	(116)	-	-
Unrealized loss (gain) on hedging instruments	(160)	61	5
Foreign exchange translation loss (gain)	373	(235)	29
Future tax expense (recovery)	(116)	9	(21)

Operational Overview
Our overall results in the second half of 2008 reflected the inconsistent performance of the SAGD operation and resulting relatively low SAGD volumes.  Continuing challenges with SAGD surface equipment also kept volumes relatively low in the quarter. As a result of the timing of certain of our purchases and light heavy spreads, our diluent and feedstock purchases comprised the majority of our revenue from PSH.  We will not have exposure to bitumen blend revenue or diluent costs in periods when the Upgrader is in normal operation.

Total Revenue
For the year ended December 31, 2008, we earned revenue of $187 million for Premium Synthetic Heavy (PSH), power sales of $11 million and interest income of $6 million.  Our share of PSH sales averaged 15,450 bbls/day at a price of approximately $65.78/bbl.  In the same period, we had power sales of $11 million representing 141,800 MW of electricity sold at an average price of $79.20/MW.  In 2007, revenue of $13 million was entirely comprised of interest income.

Expenses, gains and losses
* Impairment Related to Asset Sale
To consider impairment as of December 31, 2008, assets were grouped into categories of depreciable assets, resource assets and unproved properties based on the nature of the asset and an assessment of its depreciation basis. Each asset type was assessed individually for impairment.

We allocated the sales proceeds to each asset type based on an estimate of fair value. The sales proceeds allocated to depreciable assets were lower than the book value of the asset; as a result, an impairment before taxes of $369 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and, as a result, no gain or loss was recorded. The sales proceeds for resource assets will be recorded as a reduction to book value as of completion of the sale in 2009. The sales proceeds for unproved properties will be recorded as a reduction to book value as of completion of the sale in 2009. All of the Company’s remaining assets were subject to a ceiling test and cost recovery test which concluded no further impairment existed.   The ceiling test is described in Note 2 of the financial statements.

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

* Operating expenses
For the year ended December 31, 2008, operating expenses associated with SAGD operation were $84 million, primarily comprised of natural gas, maintenance, labour and operating materials and services.  These expenses are attributable to the last six months of 2008, as operating costs prior to July 1, 2008 were capitalized.  There were no operating expenses recorded in 2007, as they were capitalized since we had not achieved significant revenue from bitumen production during this period.

* Diluent and Feedstock Purchases
For the year ended December 31, 2008, diluent and feedstock expenses were $165 million.  Diluent purchases averaged $106.35/bbl.  These purchases are attributable to the last six months of 2008, as diluent and feedstock purchases prior to July 1, 2008 were capitalized.  There were no diluent and feedstock purchases included in operations in 2007

* Transportation
For the year ended December 31, 2008, transportation expenses were $8 million, which were comprised of pipeline costs associated with PSH sales.  These expenses are attributable to the last six months of 2008, as transportation costs prior to July 1, 2008 were capitalized.  There was no transportation expenses included in operations in the corresponding period in 2007.

* Interest Expense
For the year ended December 31, 2008, interest expense was $39 million.  The expense relates to the amount of interest associated with our SAGD assets and does not include interest associated with the Upgrader assets, which continues to be capitalized. These expenses are attributable to the last six months of 2008, as interest costs prior to July 1, 2008 were capitalized.  There was no interest expense recorded in 2007, as this cost was capitalized since we had not achieved significant revenue from bitumen production during this period.  Our total interest cost for 2008 is $177 million.

* General and Administrative
For the year ended December 31, 2008, G&A expenses increased to $18 million from $14 million in 2007. The increase for 2008 is due to higher levels of corporate staffing.

* Depletion, Depreciation and Accretion
For the year ended December 31, 2008, depletion, depreciation and accretion expenses were $17 million compared to $2 million in 2007. For 2008, the increase in expense was primarily related to depletion and depreciation of SAGD assets starting July 1, 2008, while the 2007 expense only included depreciation of corporate assets.

* Financing Charges
For the year ended December 31, 2008, financing charges were $1 million compared to $12 million in 2007. Financing charges relate to the new $150 million revolving debt facility established in June 2008 and to the issuance of US$750 million in senior secured notes in 2007.  Our policy is to expense financing costs as incurred.

* Foreign Exchange Translation Loss
For the year ended December 31, 2008, foreign exchange translation loss was to $373 million compared to a $235 million gain in 2007.  The loss or gain is comprised of the re-measurement of our U.S.-dollar-denominated long-term debt and cash.  The Canadian dollar weakened as compared to the U.S. dollar from CAD$0.99 to US1.00 at December 31,2007 to CAD$1.22 to US$1.00 at December 31, 2008.

* Realized Gain on Hedging Instruments
For the year ended December 31, 2008, we had a realized gain of $114 million related to our foreign exchange hedging instruments. In addition, we realized a gain of $2 million related to our US$50/bbl commodity puts.

* Unrealized Loss (Gain) on Hedging Instruments
For the year ended December 31, 2008, we had a gain of $160 million compared to a loss of $61 million in 2007. The gain in 2008 was due to a $93 million increase in the fair value of our foreign exchange hedging instruments due to a weakening Canadian dollar as compared to the U.S. dollar and a $67 million increase in the fair value of our commodity contracts put in place for 2009 production. During 2008, spot prices for WTI decreased from approximately US$92/bbl at the beginning of the year to approximately US$41/bbl at year-end.

* Future Tax Expense (Recovery)
Future tax expense for the year ended December 31, 2008 is a recovery of $116 million compared with a $9 million expense in the corresponding period of 2007. The recovery of future taxes in 2008 was primarily due to a reduction in book value associated with the impairment of assets, offset by future tax implications of foreign exchange movements and flow-through share renunciations.

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

SELECTED ANNUAL INFORMATION

In millions (except per share amounts)	2008 (as revised)	2007 (as revised)	2006 (as revised)
Total revenue	$204	$13	$10
Net (loss) earnings	(477)	151	(35)
Net (loss) earnings per share, basic and diluted	(2.43)	0.77	(0.20)
Total assets	4,472	4,002	3,326
Total long-term liabilities	2,656	1,861	1,749

Prior to 2008, the amount of revenue in each year is attributable to interest income resulting from cash and cash equivalents available for investment. The amount of cash in each year is influenced by the size and timing of financing activities, as well as capital expenditures related to project development.

Earnings have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S.-dollar-denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense.  In 2006, we had a foreign exchange translation loss of $35 million loss.  During 2007, we had a foreign exchange translation gain of $235 million and a $61 million unrealized loss on hedging instruments.  During 2008, we recorded a before tax impairment of assets as a result of our working interest sale of $369 million and a total future tax recovery of $116 million. In addition, we had a $373 million foreign exchange translation loss, a $160 million unrealized gain on hedging instruments and a $116 million realized gain on hedging instruments.  We anticipate fluctuations in earnings attributable to these items based on future changes in foreign exchange rates (Canadian dollars relative to U.S. dollar) and WTI.  Also in 2008, we earned revenue and operating expenses associated with early stages of SAGD operation.  These initial stages of SAGD operation are at relatively low operating volumes and therefore our operating results associated with these activities are expected to improve as SAGD production increases.

Our total assets have been increasing continuously as a result of expenditures on the Project and future phase development, offset by the asset impairment at December 31, 2008.  Increases in long-term financial liabilities are a result of a weaker Canadian dollar increasing the measurement amount of our U.S.-dollar-denominated debt and borrowings under our revolving credit facilities.

SUMMARY FINANCIAL INFORMATION

	2008				2007
In millions (except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$73	$128	$1	$2	$3	$3	$2	$5
Net earnings (loss)	(422)	(17)	(32)	(6)	32	11	108	-
Earnings (loss) per share, basic and diluted	(2.15)	(0.09)	(0.16)	(0.03)	0.16	0.06	0.55	-

Prior to the third quarter of 2008, quarterly variations in revenue are attributable to interest income which is primarily the result of the amount of cash and cash equivalents available for investment during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period.

Earnings have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S.-dollar denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense.  During the second quarter of 2007, we had a $112 million foreign exchange translation gain.  In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $20 million unrealized gain on hedging instruments, a $6 million foreign exchange translation gain and a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings.  During the second quarter of 2008, we had a $34 million unrealized loss on hedging instruments.  During the fourth quarter of 2008, we had a $96 million SAGD operating loss, a pre-tax asset impairment for accounting purposes related to our working interest sale of $369 million and a future tax expense recovery, primarily related to this impairment, of $116 million, as well as a $254 million foreign exchange translation loss and a $105 million realized gain and a $28 million unrealized gain on hedging instruments.

In the second half of 2008, we earned revenue and operating expenses associated with early stages of SAGD operation.  These initial stages of SAGD operation are at relatively low operating volumes and therefore our operating results associated with these activities are expected to improve as SAGD production increases.  In addition, we had significant realized and unrealized gains and losses related to foreign exchange translation losses and hedging instruments.  We anticipate fluctuations in earnings attributable to these items based on future changes in foreign exchange rates (Canadian dollars relative to U.S. dollar) and WTI.

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

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
For the year ended December 31, 2008, cash used by operating activities was $10 million, cash provided by financing activities was $651 million and cash used in investing activities was $764 million. These changes, combined with a gain on our U.S.-dollar-denominated cash of $10 million, resulted in a decrease in cash and cash equivalents during the year of $93 million.

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

In millions	Total	< 181 days	181- 365 days	2010-2011	2012-2013	2014 or later
Accounts payable and accrued liabilities	$200	$195	$5	$-	$-	$-
Short-term debt(1)	146	146	-	-	-	-
Long-term debt (Notes-interest)(2)	1,034	86	86	345	345	172
Long-term debt (Notes-principal)(2)	2,132	-	-	-	-	2,132
Long-term debt (Revolving)(3)	486	136	-	350	-	-
Capital leases(4)	106	2	3	9	8	84
Operating leases and other commitments(5)	115	6	7	28	29	45
Contracts and purchase orders(6)	22	22	-	-	-	-
Total commitments	$4,241	$593	$101	$732	$382	$2,433

Notes:
(1)	Consists of CDN$146 million of borrowings on our short-term revolving debt facility. This facility was repaid and cancelled in January 2009.
(2)	Consists of US$1,000 million and US$750 million under our Notes. Amounts represent scheduled principal and interest payments.
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

Internal Controls over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (ICFR), as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for OPTI. They have, as at the financial year ended December 31, 2008, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The control framework our officers used to design OPTI's ICFR is the Internal Control - Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Capital assets are reviewed for impairment whenever events or conditions indicate that the net carrying amount may not be recoverable from estimated future cash flows.  We have evaluated the book value of our assets in connection with the working interest sale to Nexen.  We have determined that the related assets sold were impaired as of December 31, 2008 and as a result recorded a loss of $369 million.  We have also evaluated the remaining assets and determined that these costs are recoverable based on our ceiling test as described in our accounting policies.

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

ACCOUNTING POLICIES
On January 1, 2008, we adopted the following Canadian Institute of Chartered Accountants (CICA) standards: Section 1535 “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments - Presentation.”

Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is used internally by our management.

Sections 3862 and 3863 replace Section 3861 “Financial Instruments - Disclosure and Presentation,” which revises financial instruments disclosure requirements and leaves unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

There is no impact on our financial position or results of operations as a result of the adoption of these sections.

NEW ACCOUNTING PRONOUNCEMENTS
The CICA issued a new accounting standard Section 3064 “Goodwill and Intangible Assets”, which OPTI adopted for the reporting period beginning January 1, 2007 as if the policy had always been applied. This standard replaces Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard (IFRS) IAS 38, “Intangible Assets.” Emerging Issues Committee (EIC) 27 “Revenues and Expenditures During the Pre-Operating Period” is no longer applicable for OPTI as we have adopted CICA 3064. Accounting Guidelines (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under Section 3064.

This revised MD&A and related revised financial statements reflect the changes described in Note 2 of the financial statements.  As a result of these changes, OPTI expensed certain previously capitalized costs with retroactive effect on January 1, 2007 with a corresponding increase to opening deficit. The opening deficit increased by $85 million and this increase is comprised of deferred costs related to SAGD start-up activities, translation of OPTI’s U.S.-dollar debt, offset by gains related to financial derivatives associated with OPTI’s debt and by a recovery of future tax expense.

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

OPTI is currently in the initial stages of planning for the IFRS transition. A formal changeover plan has not been approved by management. We are currently evaluating potential areas impacted by the new standards including adoption criteria as prescribed under IFRS1 - First-Time Adoption of International Financial Reporting Standards.

Business Impact of IFRS
OPTI has recorded a pre-tax asset impairment for accounting purposes of $369 million with respect to the working interest sale to Nexen.  Under IFRS this loss would have been significantly higher as all of OPTI’s assets would have been considered impaired based on the implied valuation. IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases. Therefore, the cumulative effect of the Nexen working interest sale at the date of adoption on January 1, 2011 will depend on a fair value assessment of the assets as of December 31, 2010.

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

The fair value of the foreign currency forwards is determined by calculating the present value of the existing contract as measured in Canadian dollars in reference to established market rates, primarily foreign exchange rates at the end of the year and discounted at market interest rates. The foreign currency forwards were valued primarily using a period-end foreign exchange rate of 1.22. Based on the active market for the underlying market variables used in the valuation, we do not believe other market assumptions with respect to these variables could result in a materially different valuation than the one we have determined. This conclusion is supported by an internal comparison completed by OPTI to compare the valuation provided by each counterparty to the forwards. The value of the foreign currency forwards would change by approximately $8 million for each $0.01 change in the foreign exchange rate between U.S. and Canadian dollars.  This change would have a corresponding impact on our earnings before taxes.

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

Financial Statements

Revised (Retroactive change in accounting policy) and Restated (US GAAP)

For the year ended
December 31, 2008

Independent Auditors’ Report

To the Directors of OPTI Canada Inc.:

We have audited the balance sheets of OPTI Canada Inc. as at December 31, 2008 and 2007 and the statement of earnings (loss), comprehensive earnings (loss) and retained earnings (deficit), shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 2, 4 and 6 to the financial statements, the Company has changed its accounting for costs incurred during the pre-operating period. Furthermore, as discussed in Note 14 to the financial statements, the Company has restated its 2008 and 2007 reconciliation to United States generally accepted accounting principles (US GAAP).

Chartered Accountants
Calgary, Alberta Canada

February 24, 2009 (except for Note 2, 4, 6 and 14, which is as of May 25, 2009)

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

2008

Balance Sheets
As at December 31

(amounts in thousands of Canadian dollars)	2008 (Revised - Note 2p)	2007 (Revised - Note 2p)

ASSETS
Current
Cash and cash equivalents (note 2f)	$217,145	$310,504
Accounts and other receivables	22,807	13,495
Commodity contracts (note 3)	78,003	-
Future income taxes (note 6)	2,709	-
Interest reserve account (note 2n)	-	137,328
	320,664	461,327

Property, plant and equipment (note 4)	4,052,525	3,540,784
Future income taxes (note 6)	67,534	-
Financial hedging instruments (note 9c)	31,679	-
	$4,472,402	$4,002,111
LIABILITIES
Current
Accounts payable and accrued liabilities	$199,907	$190,723
Short-term debt (note 5)	145,500	-
	345,407	190,723

Long-term debt (note 5)	2,618,000	1,734,775
Obligation under capital lease (note 11b)	30,195	29,600
Other long-term liabilities (note 7)	7,937	66,677
Future income taxes (note 6)	-	29,592
	3,001,539	2,051,367
SHAREHOLDERS’ EQUITY (note 8)
Capital stock	1,847,461	1,837,253
Warrants	-	15,686
Contributed surplus	31,080	11,897
Retained earnings (deficit)	(407,678)	85,908
	1,470,863	1,950,744
	$4,472,402	$4,002,111
Commitments (note 11)
Subsequent events (note 13)
See accompanying notes to the financial statements

Signed	“Chris P Slubicki”	Signed	“Bruce G. Waterman”
Director		Director

        May 25, 2009

OPTI CANADA INC. – 2 – 2008 ANNUAL FINANCIAL STATEMENTS

2008

Statements of Earnings (Loss), Comprehensive Earnings (Loss)
and Retained Earnings (Deficit)
Years ended December 31

	2008	2007
(amounts in thousands of Canadian dollars, except per share amounts)	(Revised - Note 2p)	(Revised - Note 2p)

Revenue
Petroleum sales	$187,069	$-
Power sales	11,232	-
Interest income	5,985	13,303
Royalties	(365)	-
	203,921	13,303

Expenses
Foreign exchange translation loss (gain)	372,626	(235,161)
Impairment of assets (note 13)	369,353	-
Diluent and feedstock purchases	164,547	-
Operating	83,759	-
Interest	38,527	-
General and administrative	17,616	14,206
Depletion , depreciation and accretion	17,067	2,011
Transportation	8,230	-
Financing charges	893	11,927
Realized gain on hedging instruments	(115,415)	-
Unrealized loss (gain) on hedging instruments	(160,460)	60,761
	796,743	(146,256)

Earnings (loss) before taxes	(592,822)	159,559

Income taxes
Future tax expense (recovery) (note 6)	(115,900)	8,736

Net earnings (loss) and comprehensive earnings (loss)	(476,922)	150,823

Retained earnings (deficit) - beginning of year	85,908	(39,737)
Adoption of new accounting policy (note 2p)	-	(25,178)
Retained earnings (deficit) - beginning of year	85,908	(64,915)
Expiration of call obligations (note 8)	(16,664)	-
Retained earnings (deficit) - end of year	$(407,678)	$85,908

Loss per share, basic and diluted	$(2.43)	$0.77

        See accompanying notes to the financial statements

OPTI CANADA INC. – 3 – 2008 ANNUAL FINANCIAL STATEMENTS

2008

Statement of Shareholders’ Equity
Years ended December 31

(Revised - Note 2p)	Warrants	Call Obligations	Common & Preferred Shares	Contributed Surplus	Deficit	Total
(amounts in thousands of Canadian dollars)
Balance at December 31, 2006	$15,686	$(16,664)	$1,447,679	$9,357	$(39,737)	$1,418,427
Issued for cash	-	-	352,156	-	-	352,156
Issued for cash - flow-though	-	-	60,021	-	-	60,021
Share issue costs	-	-	(16,768)	-	-	(16,768)
Stock options exercised	-	-	16,795	(1,548)	-	15,247
Stock based compensation	-	-	1,548	4,088	-	5,636
Tax effect on financing activities	-	-	(7,514)	-	-	(7,514)
Adoption of new accounting policy	-	-	-	-	(25,178)	(27,284)
Net earnings and comprehensive earnings	-	-	-	-	150,823	150,823
Balance at December 31, 2007	$15,686	$(16,664)	$1,853,917	$11,897	$85,908	$1,950,744
Share issue costs	-	-	(71)	-	-	(71)
Stock options exercised	-	-	4,870	(1,030)	-	3,840
Stock based compensation	-	-	-	5,076	-	5,076
Expiration of call options	-	16,664	-	-	(16,664)	-
Warrants exercised	(549)	-	3,750	-	-	3,201
Reclassified expired warrants	(15,137)	-	-	15,137	-	-
Tax effect on financing activities	-	-	(15,005)	-	-	(15,005)
Net (loss) and comprehensive (loss)	-	-	-	-	(476,922)	(476,922)
Balance at December 31, 2008	$-	$-	$1,847,461	$31,080	$(407,678)	$1,470,863

        See accompanying notes to the financial statements

OPTI CANADA INC. – 4 – 2008 ANNUAL FINANCIAL STATEMENTS

2008

Statement of Cash Flows
Years ended December 31

	2008	2007
(amounts in thousands of Canadian dollars)	(Revised - Note 2p)	(Revised - Note 2p)
Cash provided by (used in):
Operating activities
Net earnings (loss)	$(476,922)	$150,823
Items not affecting cash
Amortization and accretion expense	17,067	2,011
Stock-based compensation expense	1,895	1,356
Impairment of assets	369,353	-
Imputed interest on commodity contract liability	189	-
Unrealized (gain) loss on hedging instruments	(160,460)	60,761
Foreign exchange translation loss (gain)	372,626	(235,161)
Future tax expense (recovery)	(115,900)	8,736
	7,848	(11,474)
Asset retirement costs incurred	(9)	(24)
Financing charges	893	11,927
Net change in non-cash working capital	1,157	4,496
	9,889	4,925
Financing activities
Increase in long-term debt	632,000	930,700
Repayments of long-term debt	-	(612,820)
Proceeds from share issuances	7,041	428,972
Share issue costs	(71)	(16,768)
Financing charges	(893)	(11,927)
Decrease in principal portion of capital lease obligation	(305)	-
Net change in non-cash working capital	13,241	(4,793)
	651,013	713,364
Investing activities
Property, plant and equipment additions	(890,324)	(1,108,367)
Proceeds of cross-currency and interest rate swaps	-	(2,201)
Decrease in short-term investments	-	37,097
Decrease in interest reserve account	158,398	102,626
Net change in non-cash working capital	(31,950)	30,837
	(763,876)	(940,008)
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currency	9,615	(4,443)

Decrease in cash	(93,359)	(226,162)

Cash and cash equivalents - beginning of year	310,504	536,666
Cash and cash equivalents - end of year	$217,145	$310,504

See accompanying notes to the financial statements

OPTI CANADA INC. – 5 – 2008 ANNUAL FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 50 percent working interest as at December 31, 2008.  Effective January 1, 2009, OPTI has a 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development. See note 13.

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

OPTI follows the full cost method of accounting for petroleum and natural gas properties (SAGD assets), whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized.  Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells, costs of testing the bitumen upgrading process, related overhead and pre-operating costs.

Under the full cost method of accounting, we deplete oil and gas capitalized costs using the unit-of-production method. Depletion is calculated using remaining proved developed reserves before royalties.

OPTI evaluates the carrying value of assets whenever events or conditions occur that indicate that the carrying value of assets on our balance sheet may not be recoverable from future cash flows.

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

Effective July 1, 2008 revenue and operating costs related to the SAGD assets have been recorded in the Statement of Earnings (Loss).

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 6 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(iii)	Major facilities

Major facilities include the Upgrader and central plant facilities related to the SAGD assets.  Operating costs net of revenues in relation to major facilities that are not considered to be ready for their intended use are capitalized.  Judgement is required to determine whether facilities are ready for their intended use.  The factors considered include whether the plant is producing a saleable product, and whether the plant is operating at pre-determined operating levels or other factors as circumstances warrant.  Once the assets are considered ready for their intended use, revenue is recognized and operating costs are recorded in earnings during the year.

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

OPTI’s major facilities are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years.

Effective July 1, 2008 revenue and operating costs related to the SAGD assets have been recorded in the Statement of Earnings (Loss).

(iv)	Asset retirement obligations

OPTI recognizes the fair value of the liability for asset retirement obligations in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The initial obligation recognized is accreted over time until the future period in which the obligation is settled.  The related asset will be amortized over its estimated useful life using straight line or the unit of production method once operations commence.

(v)	Corporate assets
Corporate office assets are recorded at cost less accumulated amortization, which is calculated using the declining balance method at rates of 30 percent to 50 percent per annum.

(vi)	Maintenance and turnarounds

Expenditures associated with maintenance activities or major turnarounds that improve the productive capacity or extend the life of an asset are capitalized. These costs are included in property and equipment when incurred and charged to depletion and depreciation over the estimated useful life. Maintenance and repairs, other than major turnaround costs, are expensed as incurred.

(vii)	Capitalized interest

OPTI capitalizes interest costs in relation to its long-term debt for major development projects.  These costs are subsequently amortized to income with the related assets.  Capitalization of interest ceases when the assets are ready for their intended use.  Effective July 1, 2008 interest expense related to the SAGD assets has been recorded in the Statement of Earnings (Loss).

b)	Joint venture
A significant portion of OPTI’s activities are conducted within a joint venture.  The accounts reflect OPTI’s proportionate interest in such activities.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 7 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
c)	Revenue recognition - Oil and gas products
Revenue from the production of oil and gas products is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of sales are recognized when the Oil and gas product leaves the plant gate. Revenue represents OPTI’s share and is recorded gross of royalty obligations to governments and other mineral interest owners.

d)	Revenue recognition - Power
Revenue from power generated in excess of the Long Lake project requirements is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of sales is recognized when the excess power leaves the plant gate.  Revenue represents OPTI’s share.

e)	Transportation
We pay to transport our share of oil and gas products sold, as well as transmission costs for our share of excess power sold.  This transportation is presented in our financial statements as transportation expense.

f)	Cash and cash equivalents
Cash and cash equivalents include cash, bankers’ acceptances, term deposits and bankers’ deposit notes that carry terms less than 91 days at the date of purchase.

g)	Accounts receivable
Accounts receivable are recorded based on our revenue recognition policy, see notes 3(d) and 3(e). If applicable, an allowance for doubtful accounts will be recorded to provide for specific doubtful receivables.

h)	Leases
Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as capital leases and classified as PP&E with a corresponding increase to obligations under capital leases.  All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.

i)	Income taxes
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

j)	Flow-through shares
Tax deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Share capital is reduced, with a corresponding increase to the future tax liability, by the estimated cost of the tax deductions when such deductions are renounced to the investors.

k)	Stock-based compensation plans
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

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 8 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
l)	Earnings (loss) per share
Earnings (loss) per share is calculated using net earnings or loss and the weighted average number of common shares outstanding during the year.  For the year ended December 31, 2008, the weighted average number of common shares of all classes outstanding is 195.7 million (December 31, 2007 - 177.4 million) and on a fully diluted basis is 195.7 million (December 31, 2007 - 181.6 million).  OPTI uses the treasury stock method of calculating diluted earnings or loss per common share.  There is no difference in basic or diluted loss per share.

The number of shares used in earnings (loss) per share calculations is reconciled as follows:

Number of shares (thousands)	December 31, 2008	December 31, 2007
Weighted average shares outstanding	195,930	195,356
Diluted effect of stock options (1)	-	-
Weighted average diluted shares outstanding	195,930	195,356
Basic and fully diluted loss per share	$(2.43)	$0.77
1 - As a result of the net loss for the year ended December 31, 2008 and the effects of the treasury stock method of calculating diluted shares at December 31, 2007, all potentially dilutive securities were considered anti-dilutive.

m)	Use of estimates
The preparation of the financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments.  Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date.  Actual results could differ from those estimated.

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

The estimate related to asset retirement obligations requires estimates of the amount and timing of future abandonment liabilities, inflation, and interest rates.  The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance.  Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities.  The fair value of the commodity contracts and foreign exchange hedging instruments is calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 9 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
n)	Interest reserve account
Cash is considered to be restricted when its availability is limited to a specified purpose.  At December 31, 2007, OPTI’s restricted cash balance was connected with the Senior Secured Notes.  The loan agreements required OPTI to maintain an account to fund anticipated interest payments through December 2008.

o)	Foreign currency translation
Monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date.  Other assets, other liabilities and expenses are translated at rates in effect at the date of the transaction.  OPTI includes foreign exchange gains or losses in earnings. These gains and losses are related to the revaluations of its U.S. dollar (US$) denominated cash and cash equivalents, derivatives, U.S. dollar (US$) denominated long-term debt, and exchange gains and losses resulting from operating activities.

p)	New standards
(i)	Capital disclosures
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

(iii)	Goodwill and Intangible Assets
On January 1, 2009 OPTI adopted the CICA handbook section 3064 “Goodwill and Intangible Assets”.  For the purposes of these financial statements, this change in accounting policy has been applied retroactively in accordance with CICA handbook Section 1506 “Accounting Changes”, with an adjustment to the opening deficit balance at January 1, 2007.  This standard replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450 “Research and Development Costs.”  The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.”  Emerging Issues Committee (EIC) abstract 27 “Revenues and Expenditures During the Pre-Operating Period” will no longer apply once section 3064 is adopted.  Accounting Guideline (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 10  – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
                The Company’s previously issued financial statements have been revised and reissued to reflect the retroactive adoption of this change in accounting policy.  The impact of adoption is as follows:

Year ended December 31, 2007 (amounts in thousands of Canadian dollars, except per share amounts)	As previously issued 2007	Adjustment	Revised 2007
Foreign exchange translation gain	$-	$235,161	$235,161
Unrealized loss on hedging instruments	(3,779)	(56,982)	(60,761)
Future tax recovery (expense)	9,134	(17,870)	(8,736)
Net earnings (loss) and comprehensive earnings (loss)	(9,486)	160,309	150,823
Loss per share, basic and diluted	$(0.05)	$0.82	$0.77

At December 31, 2007	As previously issued 2007	Adjustment	Revised 2007
Opening (deficit)	$(39,737)	$(25,178)	$(64,915)
Property, plant & equipment	3,373,908	166,876	3,540,784
Future income tax	2,153	(31,745)	(29,592)
Closing (deficit) retained earnings	(49,223)	135,131	85,908

Year ended December 31, 2008 (amounts in thousands of Canadian dollars, except per share amounts)	As previously issued 2008	Adjustment	Revised 2008
Petroleum sales	$-	$187,069	$187,069
Power sales	-	11,232	11,232
Royalties	-	(365)	(365)
Operating expenses	-	(83,759)	(83,759)
Diluent and feedstock purchases	-	(164,547)	(164,547)
Transportation	-	(8,230)	(8,230)
Interest expense	-	(38,527)	(38,527)
Depletion, depreciation and amortization	(5,973)	(11,094)	(17,067)
Impairment of assets	(391,686)	22,333	(369,353)
Foreign exchange translation loss	-	(372,626)	(372,626)
Unrealized gain on hedging instruments	66,973	93,487	160,460
Realized gain on hedging instruments	1,653	113,762	115,415
Future tax recovery	85,025	30,875	115,900
Net earnings (loss) and comprehensive earnings (loss)	(256,532)	(220,390)	(476,922)
Earnings (loss) per share, basic and diluted	$(1.31)	$(1.12)	$(2.43)

At December 31, 2008	As previously issued 2008	Adjustment	Revised 2008
Opening (deficit) retained earnings	$(49,223)	$135,131	$85,908
Property, plant & equipment	4,160,901	(108,376)	4,052,525
Future income tax	47,126	23,117	70,243
Closing deficit	(322,419)	(85,259)	(407,678)

OPTI previously capitalized gains and losses related to the translation of OPTI’s U.S. dollar debt, capitalized operations, as well as unrealized gains and losses related to certain financial derivatives associated with its long-term debt. As a result of the adoption of this new accounting standard, these capitalized amounts will no longer meet the criteria for capitalization.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 11 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
(iv)	Future accounting changes
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) in 2011. Prior to the adoption date, certain MD&A disclosures are required, beginning for the fourth quarter of 2008. OPTI is currently evaluating the impact of these new standards.

q)	Adoption of new accounting policies
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
This section establishes the standards for presentation of equity and changes in equity during the period.  The section requires separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves.  Accumulated OCI is included in the consolidated balance sheet as a separate component of shareholders’ equity.

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

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 12 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

A)	Held for trading
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

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 13 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

3.	COMMODITY CONTRACTS
OPTI has deferred premium West Texas Intermediate (WTI) put options that provide a US$80 per barrel strike price for 6,000 bbl/d of crude oil through 2009.  At December 31, 2008 these instruments had an estimated value of $73 million.  The cost of the put options is paid as the contracts expire and has been included in accounts payable and accrued liabilities.  Additionally, OPTI has crude swaps at US$77 per barrel for 500 bbl/d of crude oil through 2009, with an estimated value of $5 million at December 31, 2008.

4.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008 (Revised - Note 2p)
	Cost	Accumulated DD&A	Net book value
Oil sands assets - subject to depletion	1,169,515	(9,150)	1,160,365
Oil sands assets - subject to depreciation	2,862,762	(1,944)	2,860,818
Corporate assets and computer software	3,555	(2,408)	1,147
Capital lease	30,195	-	30,195
	4,066,027	(13,502)	4,052,525

	December 31, 2007 (Revised - Note 2p)
	Cost	Accumulated DD&A	Net book value
Oil sands assets - subject to depletion	899,172	-	899,172
Oil sands assets - subject to depreciation	2,597,206	-	2,597,206
Corporate assets and computer software	17,470	(2,665)	14,805
Capital lease	29,600	-	29,600
	3,543,448	(2,665)	3,540,783

During the year ended December 31, 2008, OPTI capitalized $3 million (2007 - $5 million) of general and administrative expenses and $138 million (2007 - $130 million) of interest.  Depletion and depreciation of SAGD assets commenced July 1, 2008 as these assets were ready for their intended use. The cost of unproved property was $423 million (2007 - $289 million). As a result of the asset sale noted in note 13, subsequent events, an impairment loss before taxes of $369 million was recorded in 2008.

For the calculation of the December 31, 2008 ceiling test, the benchmark prices for WTI in US$/barrel were as follows: 2009 - $60.00; 2010 - $71.40; 2011 - $83.20; 2012 - $93.90; 2013 - $97.40; and thereafter annual increases of 2 percent. See note 2a(ii) for discussion of impairment policy.

OPTI is engaged in the development of oil sands projects.  Since inception, OPTI has been developing the Long Lake Project and proceeding with the development of future phases.

		Years ended
Amounts capitalized	Inception to 2008 (Revised -Note 2p)	2008 (Revised -Note 2p)	2007 (Revised -Note 2p)

Revenue	$(98,254)	$(88,630)	$-
Operating costs	242,027	171,578	36,995
Standby charges on debt	33,210	1,603	3,491
Interest	329,652	138,953	130,109
General and administrative costs	22,751	2,636	4,538
Future tax	6,203	997	911

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 14 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

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
OPTI has a $500 million revolving credit facility due December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  During 2008 the weighted average interest rate on borrowings of this line was 5.4% (2007 - 6.6%). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.  At December 31, 2008, $486.5 million was outstanding under this facility.  Subsequent to December 31, 2008, the $500 million revolving credit facility was reduced to $350 million. See note 13, Subsequent events.

c)	$150 million revolving credit facility
On June 23, 2008, OPTI established a $150 million revolving credit facility due June 22, 2009.    Borrowings under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit. Borrowings will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  During 2008 the weighted average interest rate on borrowings of this line was 5.4% (2007 - nil).  This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  This facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.  At December 31, 2008, $145.5 million was outstanding under this facility.  Subsequent to December 31, 2008, this $150 million revolving credit facility was repaid and cancelled. See note 13, Subsequent events.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 15 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

6.	FUTURE INCOME TAXES
The provision for income taxes reflects an effective tax rate of 20 percent (2007 - 5 percent) which differs from the statutory tax rate of 29.5 percent (2007 - 32.1 percent).  The reasons for the difference are discussed below.
	2008	2007	2008 (Revised - Note 2p)	2007 (Revised - Note 2p)
Expense (recovery) based on book earnings - Federal rate	19.5%	22.1%	$(115,601)	$35,294
Expense (recovery) based on book earnings - Provincial rate	10.0%	10.0%	(59,282)	15,956
Expense (recovery) based on book earnings - total	29.5%	32.1%	(174,883)	51,250
Impact of future tax rate and timing changes			21,072	(2,488)
Non-deductible portion of unrealized foreign exchange losses on U.S.$ debt			58,517	(39,640)
Non-taxable portion of realized foreign exchange gains on swaps			(13,789)	-
Non-taxable portion of unrealized foreign exchange gains on hedging instruments			(8,390)	(4,170)
Stock-based compensation			559	435
Other			1,014	3,349
Future tax (recovery) expense			$(115,900)	$8,736

Significant components of OPTI’s future tax liabilities (assets) are as follows:
	2008 (Revised - Note 2p)	2007 (Revised - Note 2p)
Book value in excess of tax value - capital assets	$242,934	$231,143
Book value in excess of tax value - long-term debt	(23,663)	25,928
Asset retirement obligation	(1,984)	(1,767)
Benefit of share issuance costs	(9,198)	(15,561)
Losses for income tax purposes	(278,332)	(210,151)
Future tax liability (asset)	(70,242)	29,592	(2,153)
Short-term future tax liability (asset)	(2,709)	-
Long-term future tax liability (asset)	$(67,534)	$29,592

At December 31, 2008, the expiry dates of losses for income tax purposes are $13 million in 2009, $9 million in 2014, $16 million in 2015, $117 million in 2026, $685 million in 2027, and $273 million in 2028. In 2008, OPTI has not taken a valuation allowance against any portion of the future tax benefits.

7.	OTHER LONG-TERM LIABILITIES
OPTI’s other long-term liabilities consists of the following:
	2008	2007
Foreign exchange hedging instruments (a)	$-	$59,607
Asset retirement obligation (b)	7,937	7,070
Other long-term liabilities	$7,937	$66,677

a)	Foreign exchange hedging instruments
In 2008, OPTI settled its existing foreign currency hedging instruments for a net realized gain of $114 million. These instruments consisted of a US$200 million foreign exchange forward contract and US$875 million of cross currency swaps. OPTI’s new foreign exchange hedging instruments are in other long-term assets and discussed in note 9c.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 16 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

7.	OTHER LONG-TERM LIABILITIES(CONTINUED)

b)	Asset retirement obligation
OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an average discount rate of 11.5 percent and estimated inflation of 3.0 percent annually.  The total undiscounted future obligation is $151 million.

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

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 17 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

8.	SHAREHOLDERS’ EQUITY(CONTINUED)
c)      2007 equity issuance
On November 21, 2007 OPTI issued 18,534,500 common shares at a price of $19.00 per common share and 2,430,000 flow-through common shares at a price of $24.70 per common share for aggregate gross proceeds of $412 million.

d)      Outstanding warrants
OPTI had common share warrants outstanding that entitled the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each. These warrants expired in November 2008 and have been reclassified as contributed surplus.

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

f)      Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  Under OPTI’s plans, options vest at the time of grant or over a five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is approximately 9 million. Options outstanding expire at dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance January 1, 2007	8,136	$11.69
Granted	1,003	19.58
Forfeited	(224)	15.77
Exercised	(1,707)	9.82
Balance December 31, 2007	7,208	$13.03
Granted	761	15.74
Forfeited	(452)	17.80
Exercised	(357)	10.76
Balance December 31, 2008	7,160	$13.14

		Options outstanding (1)		Exercisable options(1)
Exercise price range	Options (thousands)	Remaining contractual life (years)	Weighted average exercise price	Options (thousands)	Weighted average exercise price
$1.95 to $4.99	281	2.7	$4.22	260	$4.32
$5.00 to $9.99	2,890	1.7	9.06	2,834	9.12
$10.00 to $14.99	1,153	5.7	10.97	782	10.95
$15.00 to $19.99	2,009	8.5	18.14	465	18.54
$20.00 to $23.50	827	7.6	21.27	257	21.23
Balance December 31, 2008	7,160	5.0	$13.14	4,598	$10.79
(1)   The intrinsic value of all options outstanding and exercisable was zero as of December 31, 2008.

At December 31, 2007 there were 4,139,556 exercisable common share options with a weighted average exercise price of $9.88.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 18 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

8.	SHAREHOLDERS’ EQUITY(CONTINUED)
The following table sets forth non-vested stock options activity and related information during the year ended December 31, 2008:

	Number of Options (thousands)	Weighted Average Grant date Fair Value
Non-vested at the beginning of the year	3,068	$10.47
Granted	761	$8.33
Vested and forfeited	(1,267)	$10.42
Non-vested at the end of the year	2,562	$9.80

As of December 31, 2008 there was $12.9 million of unrecognized compensation cost related to stock options outstanding. That cost is expected to be recognized over a weighted average period of 2.5 years.

g)    Stock-based compensation
During the year ended December 31, 2008, there were 760,500 (2007 - 1,002,500) common share options granted which had a total fair value of $4 million (2007 - $7 million) equating to $5.07 per option (2007 - $6.54).

The fair value was calculated using the Black-Scholes pricing model at the date of each grant using the following assumptions:

	2008	2007
Expected life of options(1)	10 years	10 years
Expected dividend yield of options(2)	0%	0%
Expected volatility(3)	45%	36%
Risk free interest rate(4)	2.75% - 3.75%	4.0%
Estimated forfeiture rate(5)	15%	15%

(1)	The expected life of the options is based on the term of the options.
(2)	The expected dividend yield of options is 0% since OPTI has not historically paid dividends, nor does it intend to.
(3)	Expected volatility is based on the annual historical volatility of OPTI’s share price from the date of OPTI’s Initial Public Offering.
(4)	The risk free rate is based upon interest rates for a zero coupon 10 year Government of Canada bond.
(5)	The estimated forfeiture rate is based on historical forfeitures.

Stock-based compensation costs for the year ended December 31, 2008 are $5 million (2007 - $4 million), of which $2 million is included in general and administrative expenses (2007 - $1 million) and $3 million is included in PP&E (2007 - $3 million).

h)    Contributed surplus
The following outlines changes in contributed surplus:

Balance January 1, 2007	$9,357
Capitalized stock-based compensation	2,732
Expensed stock-based compensation	1,356
Stock options exercised	(1,548)
Balance December 31, 2007	$11,897
Capitalized stock-based compensation	3,181
Expensed stock-based compensation	1,895
Reclassified expired warrants	15,137
Stock options exercised	(1,030)
Balance December 31, 2008	$31,080

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 19 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair values

OPTI’s financial instruments include cash equivalents, interest reserve account, accounts receivable and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. The commodity contracts, cross currency interest rate swaps and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior secured notes and the revolving credit facilities are recorded at cost. At December 31, 2008, the estimated fair value of the notes is US$934 million (CDN$1,137 million) and the carrying value of the revolving credit facilities approximates their fair value due to their variable rate, first priority security position and short-term duration of instruments outstanding under the facilities.

b)	Risk management

OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments - Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the 2008 annual MD&A under the heading “Financial Instruments”.

c)	Financial hedging instruments

At December 31, 2008, OPTI has foreign exchange forward contracts to provide for a fixed  payment of CDN$1,028 million in exchange for receipt of US$875 million on April 16, 2010 at a rate of approximately CDN$1.17 per U.S. dollar. Prior to the commencement of operations, any gains or losses based on mark to market of the contract are capitalized to property, plant and equipment.

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

Virtually all of our capital to date has resulted from the issuance of debt and equity.  To date, OPTI has been funded with both long-term debt and equity. A description of debt and related changes in the period is described in note 5 and note 13.  Equity capital for OPTI is described in note 8. We expect to generate positive operating cash flows to support funding for interest costs and future expenditures once bitumen production rises and the Upgrader has achieved stable operations. The sale of a portion of the Long Lake project in January 2009 is expected to provide an additional financing for 2009.

OPTI is a public company and has established access in past transactions to both public and private debt and equity markets.  OPTI anticipates continued long-term access to both the debt and equity markets to fund future growth of the business.  In the short-term, there may be times where access to debt and equity markets is restricted or unavailable.

All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 20 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

10.  CAPITAL MANAGEMENT (CONTINUED)

OPTI is presently in compliance with these financial maintenance covenants:

		Calculated ratio at December 31,
Financial Ratio	Covenant(1)	2008		2007
Debt to Capitalization (2)	Maximum 65%	64%		50%
First Lien to EBITDA (3)	Minimum 3.5:1	N/A	(4)	N/A	(4)

(1) Covenants noted are as of December 31, 2008 and have not been restated for the change in accounting policy described in note 2p(iii) because our banking agreements require us to calculate the covenants based on accounting policies in effect at the time of the agreement. On January 27, 2009, the facilities were renegotiated and resulted in adjustments to the covenants. See note 13.
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

With respect to our senior secured notes, the covenants are in place primarily to govern the total amount of debt that OPTI may incur at any time.  This limit is most affected by the present value of our total proved reserves using forecast prices discounted at 10 percent.  We have sufficient capacity under this test to incur additional debt beyond our amended $350 million revolving credit facility.  Other leverage factors, such as debt to capitalization, interest coverage ratios and total debt to EBITDA are expected to be more constraining in future than this limitation. Under certain payment related defaults under our revolving credit facility, we may be required to offer to repay our senior secured notes.

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
OPTI has commitments in connection with contracts and purchase orders of $22 million at December 31, 2008.   Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

b)	Lease obligations and other commitments
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a primary term of 25 years and an option for renewal of five additional years.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 21 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

11.  COMMITMENTS (CONTINUED)
Capital lease payments on this agreement for the next five years and thereafter are as follows:

2009	$4,646
2010	4,646
2011	4,647
2012	4,315
2013	4,149
Thereafter	79,517
Total including interest	101,920
Less imputed interest	(71,725)
Capital lease obligation	$30,195

The above table is based on OPTI’s 50 percent working interest in the Long lake Project as of December 31, 2008. Capital lease obligation as at January 27, 2009 was $21.1 million based on a 35 percent working interest. See note 13.

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement extends to 2012.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, available to the Long Lake site.  This agreement has an initial term of 25 years.  These two pipeline agreements are considered to be operating leases for accounting purposes, total expenses related to these 2 contracts were $[XX] in 2008 (2007- $nil).   OPTI entered into a long-term traffic guarantee agreement with Canadian National Railway Company (CN) under which traffic is moved to and from the Project site by rail and CN invests in upgrades to the Athabasca Northern Railway rail line.  The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032. Total expenses related to this contract was $[XX] in 2008 (2007- $nil). Prior to the commencement of operations, OPTI capitalizes operating lease payments.

Operating lease payments on these agreements for the next five years and thereafter are as follows:

2009	$13,418
2010	14,279
2011	13,725
2012	14,177
2013	14,414
Thereafter	44,728
Total	$114,741

The above table is based on OPTI’s 50 percent working interest in the Long lake Project. Actual commitments are $80 million based on a 35 percent working interest in the Long Lake Project. See note 13.

12.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	2008	2007
Cash taxes paid	$-	$-
Cash interest received	5,909	23,281
Cash interest paid	173,511	142,049
Non-cash changes to property, plant and equipment	(358,760)	697
Non-cash changes to capital stock	(13,246)	(5,966)

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 22 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

12.  SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW (CONTINUED)

	2008	2007
Change in non-cash working capital
Accounts and other receivables	$(10,224)	$(6,014)
Accounts payable and accrued liabilities	(7,328)	36,554
Net change in non-cash working capital	$(17,552)	$30,540

Operating activities	$1,157	$4,496
Financing activities	13,241	(4,793)
Investing activities	(31,950)	30,837
Net change in non-cash working capital	$(17,552)	$30,540

13.	SUBSEQUENT EVENTS
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

We allocated the sales proceeds to each asset type based on an estimate of fair value.  The sales proceeds allocated to depreciable assets were lower than the book value of the asset, as a result a loss before taxes of $369 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and as a result no gain or loss was recorded.  The sales proceeds will be recorded as a reduction to book value as of completion of the sale in 2009. The sales proceeds for unproved properties and resource assets will be recorded as a reduction to book value as of completion of the sale in 2009.  The remaining assets were subject to a ceiling test and cost recovery test which concluded no further impairment existed.

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

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 23 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

14.	RECONCILATION TO U.S. GAAP (Revised and Restated)
OPTI prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its financials statements been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with US GAAP.

OPTI is revising and restating its US GAAP reconciliation note in its financial statements as at December 31, 2008 and 2007 and for the years then ended. The revision relates to the retroactive application of the change in accounting policy under Canadian GAAP as described in note 2(p)(iii). OPTI has revised its financial statements prepared in accordance with Canadian GAAP to reflect this change. This change impacts the previously reported differences between Canadian GAAP and US GAAP as at December 31, 2008 and 2007 and for the years then ended and therefore the revised US GAAP reconciliation has been adjusted accordingly.

As a result of performing a detailed review of capitalized costs that no longer qualify for capitalization upon the retroactive application of CICA handbook section 3064, the company has corrected its previously reported differences between Canadian GAAP and US GAAP. Specifically, OPTI has determined that for US GAAP purposes, the company’s petroleum and natural gas assets should be considered substantially complete and ready for its intended use effective July 1, 2008, which is consistent with the “commencement of operations” date under Canadian GAAP. Previously, OPTI had used a date for US GAAP purposes of January 1, 2007. The impact of this restatement is a net decrease in US GAAP net loss of $89 million and $28 million in 2008 and 2007, respectively.

The details of the impact of the revision to Canadian GAAP (on the US GAAP reconciliation as previously reported ) and the restatement are provided below in paragraph (k).

a)	Earnings (loss) and comprehensive earnings (loss) reconciliation

(amounts in thousands of Canadian dollars, except per share amounts)	Year-ended December 31
	2008	2007
	(as revised and restated)	(as revised and restated)
Net earnings (loss) in accordance with CDN GAAP	$(476,922)	$150,823
Standby charges capitalized (c)	(1,603)	(3,491)
Reduction (increase) in future tax (c,e,f)	(1,821)	(573)
Flow-through share premium (d)	13,778	8,959
Tax effect of flow-through shares (d)	(15,005)	(11,706)
Deferred financing charges (e)	893	11,927
Deferred financing amortization (e)	(7,481)	(6,144)
Asset impairment under Canadian GAAP (f)	369,353	-
Asset impairment under US GAAP (f)	(353,877)	-
Net earnings (loss) in accordance with US GAAP	$(472,685)	$149,795
Earnings (loss) per share, basic and diluted	$(2.41)	$0.84

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 24 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

14.	RECONCILATION TO U.S. GAAP (Revised and Restated) (CONTINUED)

b)	Balance sheet reconciliation

(amounts in thousands of Canadian dollars)	At December 31, 2008		At December 31, 2007
	CDN GAAP	US GAAP	CDN GAAP	US GAAP
	(as revised - note 2p)	(as revised and restated)	(as revised - note 2p)	(as revised and restated)
Assets
Property, plant and equipment(c,f)	$4,066,027	$4,024,463	$3,543,488	$3,488,011
Accumulated depletion and depreciation	(13,502)	(16,985)	(2,665)	(6,148)
Deferred financing charges (e)	-	39,362	-	44,211
Liabilities
Flow-through share premium (d)	-	-	-	13,778
Future tax liability (asset) (c,f)	(70,242)	(64,074)	29,592	24,099
Shareholders’ equity
Capital stock (d)	1,847,461	1,931,315	1,837,253	1,906,102
(Deficit) retained earnings	(407,678)	(466,496)	85,908	22,853
Total Shareholders’ equity	1,470,863	1,495,898	1,950,744	1,956,538

c)
Under Canadian GAAP during the construction period, standby fees associated with borrowing facilities can be capitalized. Under US GAAP, during the construction period these costs would be expensed as incurred.

d)
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

e)
On January 1, 2007, OPTI adopted to Canadian Institute of Chartered Accountants section 3855 “Financial Instruments - Recognition and Measurement.” As a result of the adoption, all previously recorded deferred financing charges, net of future tax, were recorded as an adjustment to opening deficit. Under this new section, all transactions costs relating to financial instruments are to be expensed as incurred. Under US GAAP, debt transactions costs are deferred and amortized over the life of the associated debt.

f)
OPTI recognized an impairment of $369 million (revised - note 2p) at December 31, 2008 related to the pending sale of assets under Canadian GAAP. The carrying value of assets held for sale under US GAAP is lower based on the capitalized pre-operating costs and results in a lower impairment. As such, the Canadian GAAP impairment was reversed out of net earnings (loss) and the recalculated US GAAP impairment was included.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 25 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

14.  RECONCILATION TO U.S. GAAP (Revised and Restated) (CONTINUED)

g)
The statement of cash flows are prepared in accordance with Canadian GAAP and conform in all material respects to US GAAP except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital in the statement of cash flows. This total cannot be presented under US GAAP.

h)
Under Canadian full cost accounting rules, impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from proved reserves using estimated future prices and costs (the “ceiling test”). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date (“constant dollar pricing”) and are discounted at 10 percent. Management has reviewed the valuation of the Long Lake Project and other oil sands properties and estimates that the recoverable value of these properties exceeds their carrying amount. Therefore no difference is recorded.

i)	Accounts payable and accrued liabilities
The components of accounts payable and accrued liabilities are as follows:

(amounts in thousands of Canadian dollars)	December 31, 2008	December 31, 2007
Accounts payable	$19,686	$14,242
Accrued interest payable to financial institutions	6,299	5,591
Accrued liabilities	173,922	170,890
Total	$199,907	$190,723

j)	Cash and cash equivalents
Cash and cash equivalents is made up of the following instruments held with Canadian financial institutions:
(amounts in thousands of Canadian dollars)	December 31, 2008	December 31, 2007
Cash	$5,464	$3,372
CDN dollar term deposits *	168,480	278,134
US dollar term deposits (CDN equivalent) *	43,201	28,998
	$217,145	$310,504
* maturing less than 90 days from balance sheet date

k)	Revision and restatement of U.S. GAAP
The details of the impact of the revision to Canadian GAAP (note 2p) and its related impact on the US GAAP reconciliation as previously reported, and the restatement to correct for the error are as follows:

Year ended December 31, 2007 (amounts in thousands of Canadian dollars, except per share amounts)	As previously issued 2007	Adjustment	Restated 2007
Net earnings (loss) in accordance with CDN GAAP	$(9,486)	$160,309	$150,823
Pre-operating expenses capitalized (i)	(36,995)	36,995	-
Foreign exchange gain (loss) capitalized (ii)	235,164	(235,164)	-
Foreign currency hedging instruments (ii)	(56,982)	56,982	-
Reduction (increase) in future tax (iii)	(9,426)	8,853	(573)
Net earnings (loss) in accordance with US GAAP	121,820	27,975	149,795
Earnings (loss) per share, basic and diluted	$0.69	$0.15	$0.84

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 26 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

14.  RECONCILATION TO U.S. GAAP (Revised and Restated) (CONTINUED)

At December 31, 2007 (amounts in thousands of Canadian dollars)	As previously issued 2007	Adjustment	Restated 2007
Property, Plant & Equipment (i, ii)	$3,438,084	$49,927	$3,488,011
Accumulated Depreciation (i)	(3,483)	(2,665)	(6,148)
Future income tax liability (asset) (i, ii)	4,259	19,840	24,099
(Deficit) retained earnings (i, ii, iii)	(4,570)	27,423	22,853

Year ended December 31, 2008 (amounts in thousands of Canadian dollars, except per share amounts)	As previously issued 2008	Adjustment	Restated 2008
Net earnings (loss) in accordance with CDN GAAP	$(256,532)	$(220,390)	$(476,922)
Revenue capitalized (i, ii)	286,931	(286,931)	-
Pre-operating expenses capitalized (i, ii)	(388,118)	388,118	-
Depletion and deprecation expense (i)	(11,875)	11,875	-
Foreign exchange gain (loss) capitalized (ii)	(372,625)	372,625	-
Foreign currency hedging instruments (ii)	207,049	(207,049)	-
Asset impairment under Canadian GAAP (ii)	391,686	(22,333)	369,353
Asset impairment under US GAAP (i, ii)	(354,274)	397	(353,877)
Reduction (increase) in future tax (iii)	16,002	(17,823)	(1,821)
Net earnings (loss) in accordance with US GAAP	(491,174)	18,489	(472,685)
Earnings (loss) per share, basic and diluted	$(2.51)	$0.10	$(2.41)

At December 31, 2008 (amounts in thousands of Canadian dollars)	As previously issued 2008	Adjustment	Restated 2008
Property, Plant & Equipment (i, ii)	$3,973,965	$50,498	$4,024,463
Accumulated Depreciation (i)	(15,538)	(1,447)	(16,985)
Future income tax liability (asset) (i, ii)	(67,032)	2,958	(64,074)
Deficit (i, ii, iii)	(512,409)	45,913	(466,496)

NOTES:
i - Adjustments to these accounts are a result of a correction discussed in note 14
ii - Adjustment to these accounts are due to for the retroactive adoption  of CICA Handbook Section 3064  “Goodwill and Intangible Assets”, see note 2p(iii)
iii - Adjustment to this account is the net result of the adjustments discussed in i and ii above

l)	Recent Accounting Pronouncements

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

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 27 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

14.  RECONCILATION TO U.S. GAAP (Revised and Restated) (CONTINUED)

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

As of December 31, 2009, OPTI will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The Company is assessing the impact these new rules will have on its Financial Statements

15.  FAS 69 RESERVES DISCLOSURE (unaudited)
The following oil and gas information is provided in accordance with the FASB statement No. 69 Disclosures about Oil and Gas Producing Activities.

These rules restrict the measurement and evaluation of reserves and cash flow to those activities associated with a stand-alone SAGD operation.  These rules also do not permit recognition of resources. In order to satisfy these requirements, amounts noted include estimated costs to purchase natural gas to generate steam, costs to purchase diluent to transport raw bitumen and a sales price based on the resulting blended barrel which has historically sold at a price substantially lower than WTI .  These assumptions are not consistent with the planned development of our reserves at the Long Lake Project.  The Long Lake Project is an integrated project and includes facilities that are expected to produce a synthetic gas which significantly reduces our need to purchase natural gas and our expected primary sales product is primarily Premium Sweet Crude (PSC™) which is expected to sell at a price similar to WTI and does not require diluent for transportation.  Our reserves are all located in Canada.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 28 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

15.  FAS 69 RESERVES DISCLOSURE (unaudited) (CONTINUED)

a)	Reserve Quantity Information

Our net proved reserves and changes in those reserves for our operations are disclosed below. The net proved reserves represent management’s best estimate of proved oil and natural gas reserves after royalties. Reserve estimates for each property are prepared each year, and all reserves have been assessed by independent qualified reserves consultants.

Estimates of crude oil and natural gas proved reserves are determined through analysis of geological and engineering data, and demonstrate reasonable certainty that they are recoverable from known reservoirs under economic and operating conditions that existed at year end.

Thousands of barrels	Bitumen

December 31, 2006 Closing / 2007 Opening Total Proved Reserve Balance	217,829
Revisions of Previous Estimates of total proved reserves	17,525
December 31, 2007 Closing / 2008 Opening Total Proved Reserve Balance	235,354
Extensions	9,661
Revisions of Previous Estimates of total proved reserves	31,293
Production	(1,439)
December 31, 2008 Closing Total Proved Reserve Balance	274,869

Notes:
1.	Represents bitumen reserves rather than upgraded synthetic crude oil reserves (PSC™ )
2.
Proved reserves are the estimated quantities that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions.  Reserves are considered "proved" if they can be produced economically, as demonstrated by either actual production or conclusive formation testing.

3.	Reserve quantities are shown prior to the 15% working interest sale to Nexen completed January 27, 2009.

b)	Capitalized costs

Cdn$ millions	As at December 31, 2008	As at December 31, 2007
Proved Properties	$1,074	$828
Unproved Properties	352	258
	1,426	1,086
Depreciation, depletion and amortization	14	-
Net Capitalized Costs	$1,412	$1,086

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 29 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

15.  FAS 69 RESERVES DISCLOSURE (unaudited) (CONTINUED)

c)	Costs incurred

Cdn$ millions	Years ended
	2008	2007
Property Acquisition Costs
Proved	$-	$-
Unproved	-	5
Exploration costs	71	55
Development costs	268	309
Asset retirement costs	-	1
Total Costs Incurred	$339	$370

d)	Results of operations for oil and gas producing properties

Cdn$ millions	Years ended
	2008	2007
Revenues
Sales	$257	$-

Production costs	358	-
Depreciation, depletion and amortization	14
	372	-
Income tax expenses	-	-
Results of operations from producing activities	$(115)	$-

e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to OPTI’s estimated annual future production from proved reserves to determine cash inflows.  Future production and development costs are based on constant period end price assumptions and assume the continuation of existing economic, operating and regulatory conditions.  Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil properties based upon existing laws and regulations.  The discount was computed by application of a 10% discount factor to the future net cash flows.  The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by OPTI’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 30 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2008 and 2007

15.  FAS 69 RESERVES DISCLOSURE (unaudited) (CONTINUED)

OPTI cautions that the discounted future net cash flows relating to proved reserves are an indication of neither the fair market value of OPTI’s oil properties, nor the future net cash flows expected to be generated from such properties.  The discounted future net cash flows do not include the fair market value of probable or possible oil reserves, nor is consideration given to the effect of future changes in crude oil prices, development, asset retirement and production costs and possible changes to tax and royalty regulations.  In addition, no consideration for the benefit of our on site Upgrader is included.  The prescribed discount rate of 10% may not appropriately reflect future interest rates.

Cdn$ millions	Years ended
	2008	2007
Future revenue net of royalties	$9,030	$12,582
Less future:
Production costs	5,466	4,666
Development costs	1,662	1,673
Asset retirement obligation payments	36	73
Income taxes	27	1,252
Future net cash flow	1,839	4,918
Less effect of 10% annual discount	1,193	2,803
Discounted future net cash flow	$646	$2,115

Cdn$ millions	2008	2007
Discounted net cash flow - beginning of year	$2,115	$991
Changes due to prices	(1423)	1,457
Actual development costs during the period	268	272
Changes in future development costs	(300)	(451)
Accretion of discount	253	131
Net changes in income taxes	415	(98)
Changes resulting from changes to royalty regime	(221)	252
Changes resulting from technical reserves revisions	290	71
Changes resulting from effects of production timing	(250)	(301)
Changes from production costs	(501)	(209)
Discounted net cash flow - beginning of year	$646	$2,115

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 31 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

ADDITIONAL DISCLOSURE

 Certifications and Disclosure Regarding Controls and Procedures.
 Certifications.  See Exhibits 99.1, 99.2. 99.3, 99.4, 99.5 and 99.6 to this Amendment No. 1 to the Annual Report on Form 40-F.
 Identification of the Audit Committee.

 The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Charles Dunlap, Bruce Waterman and Edythe Marcoux.
Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. Bruce Waterman, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F), and is “independent” as that term is defined in the rules of the New York Stock Exchange.

40 - F2

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

 SIGNATURES

 Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on June 3, 2009.

 OPTI Canada Inc.

By:  /s/ Joe Bradford
Name: Joe Bradford
Title:  Vice President, Legal & Administration

40 - F3