Form 40-F
period 2009-12-31
OPTI CANADA INC
filed 2010-03-17
CIK 1177446

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission file number 333-148909

OPTI CANADA INC.

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

2100, 555-4th Avenue S.W., Calgary, Alberta, Canada  T2P 3E7
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.                None

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.None
The Registrant is a “voluntary filer” and files annual reports on Form 40-F, amendments to such reports and furnishes information on Form 6-K to the Securities and Exchange Commission, pursuant to its obligations under its Indentures dated December 8, 2006,  June 25, 2007, and November 20, 2009 relating to its debt securities issued thereunder.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  281,749,526

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

Yes ☒                                No ☐

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.)
Yes ☐                                No ☐

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2009 (included as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 (included as Exhibit 99.2 hereto);

(c)
Audited annual Financial Statements for the fiscal year ended December 31, 2009 including Item 17 Reconciliation with United States Generally Accepted Accounting Principles and FASB Statement No. 69 Disclosures About Oil and Gas Producing Activities (included as Exhibit 99.3 hereto);

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of December 31, 2009, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits to the Securities and Exchange Commission (the “Commission”) under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission’s rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Report on Internal Control Over Financial Reporting.

The required disclosure is included under the heading “Controls and Procedures” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2009, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP accompanies the Company’s audited financial statements for the year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

40-F2

(e)
Changes in Internal Control Over Financial Reporting.  The Registrant has determined that a material change in internal controls over financial reporting occurred on April 1, 2009 as a result of the combined impact of the results of the SAGD and Upgrader operations being reported in Statement of Loss and MD&A.  The Registrant has implemented controls with respect to measurement and disclosure for petroleum sales, operating costs, diluent and feedstock purchases, transportation costs, interest expense and depletion, depreciation and amortization.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Charles Dunlap, Edythe (Dee) Marcoux, and Bruce Waterman.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. Bruce Waterman, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F), and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, and all other employees of the registrant.

OPTI will arrange for a copy of the Code of Ethics to be mailed to an interested party.  Requests for copies of the Code of Ethics should be made by contacting: Chief Financial Officer, OPTI Canada Inc., 2100, 555-4th Avenue S.W., Calgary, Alberta, Canada  T2P 3E7, (403) 249-9425 (Fax: (403) 225 - 2606).

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

40-F3

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F. In 2009 and 2008, all activities in audit and tax fees were pre-approved, and all audit related fees were either pre-approved or approved in accordance with the exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

Off-Balance Sheet Arrangements.

OPTI does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Commitments” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

40-F4

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

40-F5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2010.

OPTI Canada Inc.

By:	(signed) Travis Beatty
Name:	Travis Beatty
Title:	Vice President, Finance and Chief Financial Officer

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2009

99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6−K furnished to the Securities and Exchange Commission on February 10, 2010)

99.3
Financial Statements for the fiscal year ended December 31, 2009 including Item 17 Reconciliation with United States Generally Accepted Accounting Principles and FASB Statement No. 69 Disclosures About Oil and Gas Producing Activities

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of McDaniel & Associates Consultants Ltd.