Form 40-F/A
period 2009-12-31
OPTI CANADA INC
filed 2010-10-13
CIK 1177446

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A
Amendment No.1

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
Yes ☐                                No ☐

Explanatory Note

This Amendment No. 1 to OPTI Canada Inc.'s Annual Report on Form 40-F filed on March 17, 2010 for the fiscal year ended December 31, 2009, is being filed for the purpose of including certain text in the officer certifications, which was inadvertently omitted in the Form 40-F. This information has been included in Exhibits 99.4 and 99.5 to this Amendment No. 1 on Form 40-F/A.

Other than as expressly set forth above, this Amendment No. 1 on Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.  The filing of this Amendment No. 1 on Form 40-F/A shall not be deemed an admission that the Form 40-F, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment No. 1 on Form 40F/A to be signed on its behalf by the undersigned, thereunto duly authorized, on October 12, 2010.

OPTI Canada Inc.

By: (signed) Travis Beatty
Name: Travis Beatty
Title: Vice President, Finance and
          Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1 (1)	Annual Information Form for the fiscal year ended December 31, 2009

99.2 (1)
Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6−K furnished to the Securities and Exchange Commission on February 10, 2010)

99.3 (1)
Financial Statements for the fiscal year ended December 31, 2009 including Item 17 Reconciliation with United States Generally Accepted Accounting Principles and FASB Statement No. 69 Disclosures About Oil and Gas Producing Activities

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6 (1)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7 (1)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8 (1)	Consent of PricewaterhouseCoopers LLP

99.9 (1)	Consent of McDaniel & Associates Consultants Ltd.

(1)  Previously filed as an exhibit with OPTI Canada Inc.’s Annual Report on Form 40−F for the year ended December 31, 2009, filed on March 17, 2010.