Form 40-F
period 2010-12-31
OPTI CANADA INC
filed 2011-03-17
CIK 1177446

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐   Registration statement pursuant to section 12 of the
Securities Exchange Act of 1934

or

☒  Annual report pursuant to section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
December 31, 2010	333-148909

OPTI CANADA INC.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

1600, 555-4th Avenue S.W. Calgary, Alberta, Canada T2P 3E7 (403) 249-9425
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 8th Avenue New York, NY 10011 (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	281,749,526

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

Disclosure Regarding Controls and Procedures.

(a)	Disclosure Controls and Procedures.

As of the end of the registrant’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a−15(e) and 15d−15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of December 31, 2010, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits to the Securities and Exchange Commission (the “Commission”) under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission’s rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting.

The required disclosure is included under the heading “Controls and Procedures” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40−F.

(c)	Attestation Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting.

Not applicable.

(d)	Changes in Internal Control over Financial Reporting.

There was no change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. Ian W. Delaney, the chairman of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40−F), and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40−F) (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, and all other employees of the registrant.

OPTI will arrange for a copy of the Code of Ethics to be mailed to an interested party at no charge, upon request. Requests for copies of the Code of Ethics should be made by contacting: Chief Financial Officer, OPTI Canada Inc., 1600, 555−4th Avenue S.W., Calgary, Alberta, Canada T2P 3E7, (403) 249−9425 (Fax: (403) 225 − 2606).

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40−F.

Pre-Approval Policy for Audit and Non-Audit Services.

The required disclosure is included under the heading “Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40−F. In 2010 and 2009, all activities in audit and tax fees were pre−approved, and all audit related fees were either pre−approved or approved in accordance with the exemption provided by Section (c)(7)(i)(C) of Rule 2−01 of SEC Regulation S−X.

Off-balance Sheet Arrangements.

OPTI does not have any off−balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Commitments” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40−F.

Identification of the Audit Committee.

The registrant has a separately−designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Edythe (Dee) Marcoux, Ian W. Delaney and David Halford.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40−F; the securities in relation to which the obligation to file an annual report on Form 40−F arises; or transactions in said securities.

B.	Consent to Service of Process.

(1)           The registrant has previously filed a Form F−X in connection with the class of securities in relation to which the obligation to file this report arises.

(2)           Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F−X referencing the file number of the relevant registration statement.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	OPTI Canada Inc.

By:	/s/ Travis Beatty
Name:	Travis Beatty
Title:	Vice President, Finance and Chief Financial Officer

Date:	March 15, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934
_______________________________________

OPTI CANADA INC.
________________________________________

EXHIBITS
_________________________________________

INDEX TO EXHIBITS

No.	Exhibits
99.1	Annual Information Form for the fiscal year ended December 31, 2010
99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 10, 2011)

99.3	Financial Statements for the fiscal year ended December 31, 2010 including Item 17 Reconciliation with United States Generally Accepted Accounting Principles
99.4	Certification of Chief Executive Officer pursuant to Rule 13a−14(a) or 15d−14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a−14(a) or 15d−14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of McDaniel & Associates Consultants Ltd.